Exhibit 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ALLAKOS INC.

Allakos Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1. The name of the Corporation is Allakos Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “SOS”) on March 9, 2012 (the “Original Certificate”). The Original Certificate was amended and restated in its entirety pursuant to the Amended and Restated Certificate of Incorporation filed with the SOS on December 6, 2012 (the “Restated Certificate”). The Restated Certificate was amended three times pursuant to Certificates of Amendment of the Amended and Restated Certificate filed with the SOS on August 14, 2014, March 12, 2015, and August 7, 2017.

2. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3. The text of the Restated Certificate, as amended to date, is hereby amended and restated to read as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, Allakos Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by Robert Alexander, a duly authorized officer of the Corporation, on November 30, 2017.

/s/ Robert Alexander
Robert Alexander, Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is Allakos Inc.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, DE 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV

The total number of shares of stock that the Corporation shall have authority to issue is 93,714,587, consisting of 55,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”), and 38,714,587 shares of Preferred Stock, $0.001 par value per share. The first series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of 26,083,081 shares. The second series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of 12,631,506 shares.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a) “Conversion Price” means $1.80 per share for the Series A Preferred Stock and $7.9279 per share for the Series B Preferred Stock (subject in each case to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) “Convertible Securities” means any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) “Corporation” means Allakos Inc.

(d) “Distribution” means the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, Directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements the form of which has been approved by the Required Director Approval (as defined in Section 4(d) of this ARTICLE V) providing for the right of said repurchase, (ii) repurchases of

Common Stock issued to or held by employees, officers, Directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in the Corporation’s Bylaws or agreements the form of which has been approved by the Required Director Approval (as defined below) providing for such right, and (iii) repurchase of capital stock of the Corporation approved by the Required Director Approval (as defined below) in connection with the settlement of disputes with any stockholder.

(e) “Dividend Rate” means an annual rate of 8% of the Original Issue Price per share for the applicable series of Preferred Stock.

(f) “Liquidation Preference” means $1.80 per share for the Series A Preferred Stock and $7.9279 per share for the Series B Preferred Stock (subject in each case to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(g) “Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h) “Original Issue Price” means $1.80 per share for the Series A Preferred Stock and $7.9279 per share for the Series B Preferred Stock (subject in each case to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(i) “Preferred Stock” means the Series A Preferred Stock and the Series B Preferred Stock.

(j) “Recapitalization” means any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividends.

(a) Preferred Stock. In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Corporation’s Board of Directors (the “Board of Directors”), out of any assets at the time legally available therefor, at the applicable Dividend Rate payable in preference and priority to any declaration or payment of any Distribution on the Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock or any series of Preferred Stock unless dividends on all series of Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

(b) Additional Dividends. After the payment or setting aside for payment of the dividends described in Section 2(a) hereof, any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the applicable, then-effective Conversion Rate (as defined in Section 4(a) hereof).

(c) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d) Consent to Certain Distributions. To the extent the Corporation may be subject to Section 500 of the California Corporations Code or any successor provision, such section or any successor provision shall not apply to the Corporation’s repurchase of shares of Common Stock issued to or held by employees, officers, Directors, consultants or other service providers (i) pursuant to agreements providing for such repurchase at the original purchase price, (ii) at a purchase price not exceeding the fair market value of such Common Stock, (iii) in connection with the exercise of a contractual right of first refusal entitling the Corporation to purchase the shares upon the terms offered by a third party, or (iv) pursuant to any agreement or arrangement between the Corporation and any employee, officer, Director, consultant or other service provider which is approved by the holders of at least a majority of the Preferred Stock then outstanding, voting together as a single class and on an as-converted to Common Stock basis. Any such repurchases of shares of Common Stock may be made by the Corporation without regard to the “preferential dividends arrears amount” or any “preferential rights amount,” as such terms are defined in Section 500 of the California Corporations Code.

(e) Waiver of Dividends. Any dividend preference of any Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of the Preferred Stock (voting as a single class on an as-converted to Common Stock basis).

3. Liquidation Rights.

(a) Preferred Liquidation Preference.

(i) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Series A Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series B Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, or such lesser amount as may be approved by the holders of at least sixty percent (60%) of the outstanding shares of Series B Preferred Stock (the “Series B Liquidation Preference”). If upon a Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a)(i)then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a)(i).

(ii) In the event of any Liquidation Event, either voluntary or involuntary, after the payment of the full Series B Liquidation Preference pursuant to Section 3(a)(i) above, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock (the “Series A Liquidation Preference”). If, upon a Liquidation Event, after the payment of the full Series B Liquidation Preference pursuant to Section 3(a)(i) above, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a)(ii) then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a)(ii).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full Series B Liquidation Preference and full Series A Liquidation Preference specified in Sections 3(a)(i) and 3(a)(ii) hereof, respectively, the remaining assets of the Corporation legally available for distribution shall be distributed among the holders of the Common Stock, pro rata in proportion to the number of shares of Common Stock deemed held by them.

(c) Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) Liquidation Event. For purposes of this Section 3, a Liquidation Event shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes or a merger effected exclusively to change the domicile of the Corporation) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series or related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (collectively, a “Liquidation Event”). The treatment of any transaction or series of related transactions as a Liquidation Event may be waived by the consent or vote of (i) the holders of at least a majority of the outstanding Preferred Stock (voting as a single class and on an as-converted to Common Stock basis) and (ii) the holders of at least 60% of the outstanding Series B Preferred Stock (voting as a single class and on an as-converted to Common Stock basis).

(e) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors with the Required Director Approval (as defined in Section 4(d) hereof), except that any publicly-traded securities to be distributed to stockholders in a Liquidation Event shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this Section 3(e) “trading day” means any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (A) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (B) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(f) Notional Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of Preferred Stock into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this Section, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(g) Option to Purchase. In the event (x) the Corporation enters into an agreement whereby (A) the Corporation grants any corporation or other entity or person (a “Prospective Acquiror”) an option or other right to consummate a Liquidation Event with respect to the Corporation, or (B) the Corporation enters into any agreement whereby the Corporation has the option or other right to require a Prospective Acquiror to consummate a Liquidation Event with respect to the Corporation, and (y) the Board of Directors determines to distribute to the Corporation’s stockholders any initial consideration paid by the Prospective Acquiror to the Corporation with respect to such option or right (the “Upfront Stockholder Consideration”), any Upfront Stockholder Consideration shall be distributed as proceeds from a Liquidation Event in accordance with Section 3(a) through (f) hereof and not as a dividend under Section 2 hereof.

(h) Escrows and Contingent Payments. In the event of a Liquidation Event pursuant to Section 3(d)(i) hereof, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the purchase agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Section 3(a) through (f) hereof as if the Initial Consideration were the only consideration payable in connection with such Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a) through (f) hereof after taking into account the previous payment of the Initial Consideration as part of the same transaction.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the applicable Original Issue Price by the Conversion Price for such series of Preferred Stock (the ratio of the number of shares of Common Stock into which each share of Preferred Stock may be converted is hereinafter referred to as the “Conversion Rate”.) Upon any decrease or increase in the Conversion Price, as described in this Section 4, the Conversion Rate shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then-effective Conversion Rate for such share (A) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Corporation’s Common Stock, provided that the offering price per share is not less than $7.9279 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation in excess of $50,000,000 (before deduction of underwriter commissions and discounts) (a “Qualified IPO”), or (B) upon the receipt by the Corporation of a written request for such conversion from the holders of at least a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted to Common Stock basis), or, if later, the effective date for conversion specified in such requests. Each of the events referred to in Sections 4(b)(A) and (B) hereof are referred to herein as an “Automatic Conversion Event”.

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically into Common Stock without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, equity financing except as otherwise provided in the case of a mandatory conversion pursuant to Section 4(l) hereof, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this Section 4(d), “Additional Shares of Common” means all shares of Common Stock issued (or, pursuant to Section 4(d)(iii), deemed to be issued) by the Corporation after the date of the filing of this Second Amended and Restated Certificate of Incorporation (the “Filing Date”), other than issuances or deemed issuances of, in each case only as approved by a majority of the Board of Directors (the “Required Director Approval”):

(1) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or Directors of, or consultants or advisors to, the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements;

(2) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(3) shares of Common Stock issued or issuable as a dividend or Distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to Sections 4(e), 4(f) or 4(g) hereof;

(4) shares of Common Stock issued or issuable in a registered public offering under the Securities Act;

(5) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization, or license of technology by the Corporation;

(6) shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions or venture lenders pursuant to a debt financing or commercial leasing transaction; and

(7) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

(ii) No Adjustment of Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to Section 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such Preferred Stock.

(iii) Deemed Issue of Additional Shares of Common. In the event the Corporation at any time or from time to time after the Filing Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of the Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of the Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v) hereof) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this Section 4(d)(iii) as of the actual date of their issuance.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to Section 4(d)(iii) hereof) without consideration or for a consideration per share less than the applicable Conversion Price of the Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options and Options reserved for grant shall be deemed to be outstanding.

(v) Determination of Consideration. For purposes of this Section 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(C) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in Sections 4(d)(vii)(1)(A) and (B) hereof, as reasonably determined in good faith by the Board of Directors.

(2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant Section 4(d)(iii) hereof shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of the Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected Preferred Stock (in each case in effect immediately prior to such subdivision) shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected Preferred Stock (in each case in effect immediately prior to such combination) shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 hereof (“Liquidation Rights”), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4 the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of (i) the Series A Preferred Stock may be waived by the written consent or vote of the holders of a majority of the outstanding shares of Series A Preferred Stock and (ii) the Series B Preferred Stock may be waived by the written consent or vote of the holders of at least 60% of the outstanding shares of Series B Preferred Stock, in each case voting as a separate class on an as-converted to Common Stock basis, either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such Preferred Stock.

(j) Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(e) hereof;

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in subparagraphs (ii) and (iii) of this Section 4(j).

Such written notice shall be given by express courier, delivery charges prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this Section 4(j) may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of at least a majority of the Preferred Stock, voting as a single class and on an as-converted to Common Stock basis.

(k) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c) Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation.

(d) Election of Directors.

(i) So long as at least 1,000,000 shares (as adjusted for Recapitalizations) of Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation’s Board of Directors (the “Series B Director”), at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of Directors, and to remove from office such Series B Director, and to fill any vacancy caused by the resignation, death or removal of such Series B Director.

(ii) So long as at least 1,000,000 shares (as adjusted for Recapitalizations) of Series A Preferred Stock remain outstanding, the holders of Series A Preferred Stock, voting as a separate class, shall be entitled to elect two (2) members of the Corporation’s Board of Directors (the “Series A Directors”), at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of Directors, and to remove from office such Series A Directors, and to fill any vacancy caused by the resignation, death or removal of such Series A Directors.

(iii) The holders of Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the Corporation’s Board of Directors (the “Common Directors”) at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of Directors, and to remove from office such Common Directors, and to fill any vacancy caused by the resignation, death or removal of any such Common Director.

(iv) Any remaining members of the Corporation’s Board of Directors (the “Remaining Directors”) shall be elected by a majority of the Common Stock and Preferred Stock, voting together as a single class and on an as-converted basis at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of Directors, and to remove from office such Remaining Directors, and to fill any vacancy caused by the resignation, death or removal of any such Remaining Director.

(v) If a vacancy on the Board of Directors is to be filled by the Board of Directors, only Directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy. If a vacancy on the Board of Directors is to be filled by the stockholders, such vacancy shall be filled by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such Director, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders.

(vi) Any Director elected as provided in this subsection (d) hereof may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such Director or Directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(e) Adjustment in Authorized Common Stock. Subject to the protective provisions of Article V, Section 6 hereof and irrespective of any contrary provisions contained in Section 242(b)(2) of the General Corporation Law of the State of Delaware, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of at least a majority of the stock of the Corporation without regard to class or series.

(f) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(g) California Section 2115. To the extent that Section 2115 of the California General Corporation Law makes Section 708 subdivisions (a), (b) and (c) of the California General Corporation Law applicable to the Corporation, the Corporation’s stockholders shall have the right to cumulate their votes in connection with the election of Directors as provided by Section 708 subdivisions (a), (b) and (c) of the California General Corporation Law.

6. Amendments and Changes. So long as at least 1,000,000 shares of Preferred Stock remain outstanding, the Corporation shall not (by amendment, merger, reclassification or otherwise), without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of the Preferred Stock, voting as a single class on an as-converted to Common Stock basis:

(a) authorize or create (by reclassification, merger or otherwise) any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with the Preferred Stock, or any series thereof, or having voting rights other than those granted to the Preferred Stock generally;

(b) increase or decrease (other than by conversion pursuant to this Second Amended and Restated Certificate of Incorporation) the total number of authorized shares of Common Stock or Preferred Stock or the number of shares reserved for issuance under the Corporation’s 2012 Equity Incentive Plan and/or any other equity incentive plan of the Corporation without the Required Director Approval;

(c) consummate a Liquidation Event;

(d) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, or Directors of, or consultants to, the Corporation or other persons performing services for this Corporation or any subsidiary pursuant to the Corporation’s Bylaws or agreements the form of which has been approved by the Required Director Approval under which this Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(e) change the authorized number of Directors of this Corporation or the authorized number of Preferred Directors;

(f) pay or declare any dividend on any shares of stock of this Corporation;

(g) amend, alter, repeal or waive any provision of this Corporation’s Second Amended and Restated Certificate of Incorporation or Bylaws or otherwise alter or change the rights, preferences or privileges of any series of Preferred Stock in a manner that adversely affects the rights, preferences or privileges of such Preferred Stock; or

(h) any other vote of the Preferred Stock by class or series required by law.

7. Series B Protective Provisions. In addition to any approval required by the protective provisions of Article V, Section 6 hereof, so long as at least 1,000,000 shares of Series B Preferred Stock remain outstanding, the Corporation shall not (by amendment, merger, reclassification or otherwise), without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least sixty percent (60%) of the outstanding shares of the Series B Preferred Stock, voting as a single class on an as-converted to Common Stock basis:

(a) increase or decrease (other than by conversion pursuant to this Second Amended and Restated Certificate of Incorporation) the total number of authorized shares of Series B Preferred Stock; or

(b) amend, alter, repeal or waive (i) this Article V, Section 7 or (ii) any other term of this Corporation’s Second Amended and Restated Certificate of Incorporation that adversely affects the rights, powers, preferences and other terms of Series B Preferred Stock, but does not so affect the rights, powers, preferences and other terms of the Series A Preferred Stock.

8. Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock or Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of Directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a Director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a Director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE X hereof, nor the adoption of any provision of this Corporation’s Second Certificate of Incorporation inconsistent with this ARTICLE X hereof, shall eliminate or reduce the effect of this ARTICLE X hereof, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X hereof, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

In the event that a Director of the Corporation who is also a partner or employee of an entity that is a holder of Preferred Stock and that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a “Fund”), acquires knowledge of a potential transaction or matter in such person’s capacity as a partner or employee of the Fund or the manager or general partner of the Fund and that may be a corporate opportunity for both the Corporation and such Fund (a “Corporate Opportunity”), then (i) such Corporate Opportunity shall belong to such Fund, (ii) such Director shall, to the fullest extent permitted by law, have fully satisfied and fulfilled his fiduciary duty to the Corporation and its stockholders with respect to such Corporate Opportunity, and (iii) the Corporation, to the fullest extent permitted by law, waives any claim that such Corporate Opportunity constituted a corporate opportunity that should have been presented to the Corporation or any of its affiliates; provided, however, that such Director acts in good faith and such opportunity was not offered to, acquired, created or developed by, or otherwise came into possession of such person in his or her capacity as a Director of the Corporation; and provided, further, that nothing herein or otherwise shall limit the Corporation’s right to pursue or consummate any transaction related to any Corporate Opportunity even if originated by any Director or any Fund.

CERTIFICATE OF AMENDMENT TO

THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLAKOS INC.

Allakos Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Allakos Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “SOS”) on March 9, 2012 (the “Original Certificate”). The Original Certificate was amended and restated in its entirety pursuant to the Amended and Restated Certificate of Incorporation filed with the SOS on December 6, 2012 (the “Restated Certificate”). The Restated Certificate was amended three times pursuant to Certificates of Amendment of the Amended and Restated Certificate filed with the SOS on August 14, 2014, March 12, 2015, and August 7, 2017. The Restated Certificate was amended and restated in its entirety pursuant to the Second Amended and Restated Certificate of Incorporation filed with the SOS on November 30, 2017 (the “Second Restated Certificate”).

2. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law (the “DGCL”) and amends the provisions of the Second Restated Certificate.

3. The terms and provisions of this Certificate of Amendment have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the DGCL and written notice pursuant to Subsection 228(e) of the General Corporation Law of the State of Delaware has been or will be given to those stockholders whose written consent has not been obtained.

4. ARTICLE IV of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“Immediately upon the filing of this Certificate of Amendment, each one and one-quarter (1.25) outstanding shares of Common Stock, each one and one-quarter (1.25) outstanding shares of Series A Preferred Stock and each one and one-quarter (1.25) outstanding shares of Series B Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock, one (1) share of Series A Preferred Stock and one (1) share of Series B Preferred Stock, respectively (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock or Preferred Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and each certificate share number will then be rounded down to the nearest whole number. No fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Corporation.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 55,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (ii) 38,714,587 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”). The first series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of 26,083,081 shares. The second series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of 12,631,506 shares.”

*    *    *

IN WITNESS WHEREOF, ALLAKOS INC. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 6th day of July, 2018.

ALLAKOS INC.

By:	/s/ Robert Alexander
Robert Alexander, Ph.D.
President and Chief Executive Officer